SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2025

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70

Company Registry (NIRE) 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON FEBRUARY 03, 2025

1.                   DATE, TIME AND PLACE: On February 03, 2025, at 11:00 a.m., in exclusively digital form, pursuant to article 5, paragraph 2, item I and article 28, paragraphs 1, 2 and 3 of resolution 81 of March 29, 2022 of the Securities and Exchange Commission of Brazil (“CVM Resolution 81” and “CVM”, respectively), this Extraordinary General Meeting of BRASKEM S.A. (“Meeting” and “Company”, respectively) was considered held at the head office of the Company located at Rua Eteno, No. 1.561, Polo Industrial de Camaçari, City of Camaçari, State of Bahia, CEP 42816-200.

2.                   CALL NOTICE: Call Notice published in accordance with article 124 of Federal Law 6,404 of December 15, 1976 (“Brazilian Corporations Law”), in the “O Correio da Bahia” newspaper on January 13, 14 and 15, 2025, on pages 10, 05 and 05, respectively, and on the website of said newspaper (https://publicidadelegal.correio24horas.com.br/).

3.                   ATTENDANCE: Shareholders representing 97,14% (ninety-seven point fourteen percent) of the voting capital of the Company and 44,84% (forty-four point eighty-four percent) of preferred shares of the Company participated in the Meeting, as verified by the information contained in the analytical maps prepared by the registrar, the central depository, and the Company itself, in accordance with article 48, item II of CVM Resolution 81, as per the records of the electronic remote participation system provided by the Company in accordance with article 47, item III of CVM Resolution 81. Other participant was Mr. Geraldo Vilaça, representative of the Company’s management, who was available to make any clarifications on the items of the Meeting agenda.

4.                   PRESIDING BOARD: After the legal quorum was verified, the Meeting was convened, with Mr. Felipe Guimarães Rosa Bon presiding over the Meeting and Ms. Lilian Porto Bruno acting as secretary, who were chosen pursuant to article 16, paragraph 3 of the Bylaws of the Company.

5.                   AGENDA: Discussion about: (i) replacement of one (1) effective member of the Company’s Board of Directors appointed by shareholder Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) to conclude the remaining terms of office, until the Annual General Meeting that will resolve on the Company’s financial statements for the fiscal year to end on December 31, 2025; and (ii) substitution of the Chairman of the Company’s Board of Directors appointed by shareholders Novonor S.A. – Em Recuperação Judicial (“Novonor”) and NSP Investimentos S.A. – Em Recuperação Judicial (“NSP Inv.”).

6.                   PRELIMINARY PROCEDURES: Before starting the proceedings, the Chairman of the Meeting explained the functioning of the electronic remote participation system provided by the Company and the voting procedure for shareholders participating remotely in the Meeting and informed that: (i) the proceedings would be recorded, which will be archived at the head office of the Company, pursuant to article 30, paragraph 1 of CVM Resolution 81; and (ii) the electronic remote participation system in the Meeting enabled shareholders to listen to the comments of all other shareholders and communicate with the Presiding Board and other participants at the Meeting, thus enabling communication among shareholders. The Chairman of the Meeting also asked whether any of the shareholders participating through the electronic system had submitted their vote through the Absentee Ballot (“Ballot”) and wished to change their vote during the Meeting so that the instructions received through the Ballot could be disregarded, pursuant to article 28, paragraph 2, item II of CVM Resolution 81. Furthermore, the Chairman informed that the consolidated summary map of remote voting, which includes the information from the summary maps of the central depository, the registrar, and the votes sent directly to the Company, was available for consultation by the shareholders present.

BRASKEM S.A.

Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70

Company Registry (NIRE) 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON FEBRUARY 03, 2025

7.                   RESOLUTIONS: As proposed by the Chairman of the Meeting, it was unanimously waived by the shareholders present the reading of the documents related to the matters to be resolved at the Meeting as they were already provided to shareholders who are fully aware of them. The shareholders present also unanimously authorized the publication of the minutes of this Meeting with the omission of the shareholders’ signatures, in accordance with Article 130, §2 of the Brazilian Corporation Law. The matters on the agenda were put up for discussion and vote, and the following resolutions were taken:

7.1.               REPLACEMENT OF EFFECTIVE MEMBER OF THE COMPANY’S BOARD OF DIRECTORS: In view of the correspondence sent by shareholder Petrobras exercising the right provided for in Item 3.2.2 (a) of Braskem’s Shareholders Agreement, was approved, by majority votes of the shareholders holding common shares of the Company, without reservations or exceptions, according to the voting map contained in Exhibit I of these minutes, the election of Mr. Luiz Eduardo Valente Moreira, brazilian, chemical engineer, married under the regime of partial community of property, holder of the identity card (Registro Geral/RG) nº 8.424.079-9 (SSP/SP), registered with the Individual Taxpayer Registry (Cadastro de Pessoas Físicas - CPF/MF) under No. 929.338.668-20, with residence and domicile at the city of Taubaté, state of São Paulo, with business address at, Rua Lemos Monteiro, No. 120, 22nd floor, Butantã, in the city and state of São Paulo CEP: 05501-050, appointed by shareholder Petrobras to hold the position of effective member of the Board of Directors, in replacement of Mr. Danilo Ferreira da Silva, brazilian, lawyer, married under the universal community property regime, holder of the identity card (Registro Geral/RG) nº 34.605.096-0 (SSP/SP), registered with the Individual Taxpayer Registry (Cadastro de Pessoas Físicas - CPF/MF) under No. 294.854.338-08, with residence and domicile at the city of Holambra, state of São Paulo, with business address at, Rua Lemos Monteiro, No. 120, 22nd floor, Butantã, in the city and state of São Paulo CEP: 05501-050, also appointed by shareholder Petrobras.

7.1.1.       The Board of Director’s Member was elected to conclude the remaining terms of office, until the Annual General Meeting that will resolve on the Company's financial statements for the fiscal year to end on December 31, 2025 (“AGM 2026”).

7.1.2.       The member of the Board of Directors hereby elected take office on the present date, by signing the respective term of investiture drawn up in the proper book. The member of the Board of Directors now elected was previously consulted, having submitted written statements, for all due legal purposes, under the penalties of the law, for the effect of the provisions in article 37, item II, of Law No. 8,934/1994, with wording given by article 4 of Law No. 10,194/01, that he is not prevented from exercising commercial or management in a mercantile company by virtue of a criminal sentence, having also submitted, to comply with the provisions in CVM Ruling No. 44, of August 23, 2021, and in CVM Resolution 80, of March 29, 2022, written statements, pursuant to said rulings, which were filed at the Company’s headquarters. The new member also presented the Administrators Consent Form to the rules contained in the Level 1 Listing Regulations of Corporative Governance of B3 S.A. - Brasil, Bolsa e Balcão, also filed at the Company’s head office.

BRASKEM S.A.

Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70

Company Registry (NIRE) 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON FEBRUARY 03, 2025

7.2.       SUBSTITUTION OF THE CHAIRMAN OF THE COMPANY’S BOARD OF DIRECTORS: Was submitted and approved, by majority votes of the shareholders holding common shares of the Company, without reservations or exceptions, according to the voting map contained in Exhibit I of these minutes, in accordance with article 19 of its Bylaws and with the item 3.2.5 of its Shareholders Agreement, and as appointed by shareholders Novonor and NSP Ivn., the election of Mr. Héctor Nuñez, currently serving as an effective member of the Board of Directors, to hold the position of President of the Company's Board of Directors (“P-CA”), in replacement of Mr. José Mauro Mettrau Carneiro da Cunha, that will remain as effective member of the Board of Directors, both to conclude the remaining terms of office, until the AGM 2026.

7.2.1.       Due to the considerations resolved in the items 7.1 e 7.2 above, the Company’s Board of Directors is hereby approved as follows:

EFFECTIVE MEMBERS	ALTERNATE MEMBERS
HECTOR NUÑEZ (Chairman)	-
OLAVO BENTES DAVID (Vice Chairman)	MARCOS ANTONIO ZACARIAS
PAULO ROBERTO BRITTO GUIMARÃES	RODRIGO TIRADENTES MONTECHIARI
GESNER JOSÉ DE OLIVEIRA FILHO (Independent Member)	-
JOÃO PINHEIRO NOGUEIRA BATISTA	-
MAURICIO DANTAS BEZERRA	-
JULIANA SÁ VIEIRA BAIARDI	-
JOSÉ MAURO METTRAU CARNEIRO DA CUNHA	GUILHERME SIMÕES DE ABREU
ROBERTO FALDINI (Independent Member)	-
CARLOS PLACHTA (Independent Member)	DANIEL PEREIRA DE ALBUQUERQUE ENNES
LUIZ EDUARDO VALENTE MOREIRA	LINEU FACHIN LEONARDO

BRASKEM S.A.

Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70

Company Registry (NIRE) 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON FEBRUARY 03, 2025

8.       CLOSURE: In compliance with article 33, paragraph 4 of CVM Resolution 80, all the approvals, rejections and abstentions during the vote on each item on the agenda are included in Exhibit I, which, for all effects, should be considered as an integral part of these minutes. There being no further business to discuss, the Meeting was adjourned and these minutes were drawn up, and the shareholders who participated in the Meeting through the electronic system provided by the Company had their attendance registered by the Presiding Board and will be considered signatories to these minutes, pursuant to article 47, paragraphs 1 and 2 of CVM Resolution 81, and the Company’s Shareholders Attendance Book. Additionally, pursuant to article 130, paragraph 1, of Brazilian Corporation Law, these minutes were drawn up as a summary of the events. At last, was unanimously authorized by the shareholders the publication of these minutes with the omission of the shareholders’ signatures, according to article 130, paragraph 2, of Brazilian Corporations Law.

Camaçari/BA, February 03, 2025.

PRESIDING BOARD:

_______________________________ Felipe Guimarães Rosa Bon Chairman	_______________________________ Lilian Porto Bruno Secretary

SHAREHOLDERS PRESENT:

NSP INVESTIMENTOS S.A. – Em Recuperação Judicial

NOVONOR S.A. – Em Recuperação Judicial

(p.p. Ms. Simone Torres)

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(p.p. Mr. Flavio de Oliveira Correa)

Votes presented through Ballot:

MATHEUS PEREIRA DE OLIVEIRA

VITOR VECCHI DE OLIVEIRA

LEANDRO DA SILVA ARAUJO

ANDRE MARINO KULLER

ALUISIO MENDES DA ROCHA FILHO

BRASKEM S.A.

Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70

Company Registry (NIRE) 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON FEBRUARY 03, 2025

EXHIBIT I

SUMMARY VOTING FINAL MAP

Agenda of the Extraordinary General Meeting held on February 03, 2025

Description of the Resolution	Vote	Number of Shares (Common Shares)(1)	(%) of the voting share capital present
Replacement of 1 (one) effective member of the Company’s Board of Directors appointed by the shareholder Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) to complete the term of office until the Annual General Meeting that will resolve on the financial statements for the fiscal year to end on December 31, 2025.	Approvals	438.761.593	100%
	Rejections	1.000	0%
	Abstentions	2	0%
Replacement of the Chairman of the Company’s Board of Directors, appointed by Novonor S.A. – Under Judicial Reorganization (“Novonor”) and NSP Investimentos S.A. – Em Recuperação Judicial (“NSP Inv.”)	Approvals	438.761.593	100%
	Rejections	1.000	0%
	Abstentions	2	0%

(1) Does not consider treasury shares.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3, 2025

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.